KAUFMAN MCGOWAN PLLC

Attorneys-at Law

190 Motor Parkway, Suite 202

Hauppauge, New York 11788

(631) 972-0042

(631) 410-1007 fax

nkaufman@kaufmanmcgowan.com

www.kaufmanmcgowan.com

May 25, 2021

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Life Sciences

Office of Technology

100 F Street N.E.

Washington, DC 20549

Attention:	Abby Adams

Jeffrey Gabor

Gary Newberry

Mary Mast

Re:	Triangle Canna Corp.

Offering Statement on Form 1-A

Submitted March 31, 2021

CIK No. 0001853537

Ladies and Gentlemen:

On behalf of Triangle Canna Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter, dated April 27, 2021, relating to the above-captioned Draft Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Offering Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original submission of the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and have provided the Company’s response to each comment immediately thereafter.

Cover Page

1.	Identify the selling agent in your next submission.

Response: The Company has revised the Offering Statement to include references to Dalmore Group LLC as its registered broker-dealer. Additionally, as disclosed, the Company may engage a selling agent at a later date.

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Market Research and Public Data, page ii

2.	Your statement that neither you nor the selling agent has independently verified any of the data from third party sources referred to in this offering circular and that the accuracy and completeness of such data is not guaranteed implies a disclaimer of responsibility with respect to such information. Please either delete the statement or specifically state that you are liable for all information you choose to include in your offering circular.

Response: The Company has revised the Offering Statement to delete this statement on page ii.

Summary, page 1

3.	In the summary and in the risk factor on page 13, disclose the percentage of your company beneficially owned by affiliates. Disclose in the summary the risks associated with being a controlled corporation.

Response: The Company has included additional disclosure on page 2 of the summary and in the risk factor on page 13 to disclose the percentage of the Company beneficially owned by affiliates. Additionally, the Company has added additional disclosure of its potential collective control by its two large shareholders and included cross references on page 2 of the summary and in the risk factor on page 13 to other sections in the Offering Statement related to risks associated with such potential control.

4.	Revise the summary to highlight the risk that you have no plans to apply to list the shares on any public trading market before the offer closes, and you may never apply for a listing, as disclosed in the risk factor on page 23. Highlight the risk that once investors commit to purchase shares, there may never be a market to sell all or any portion of them.

Response: The Company has included additional disclosure on page 2 of the summary to highlight the risk that the Company has no plans to apply to list the shares on any public trading market before the offering closes, and the Company may never apply for a listing. Additionally, the Company has added additional disclosure on the cover page. The Company has also revised page 2 to highlight the risk that once investors commit to purchase shares, there may never be a market to sell all or any portion of the Company’s shares.

5.	You state here and elsewhere that you have a “highly experienced management team” and your “executive team with significant experience.” Revise the management section on page 50 or another appropriate section of your offering statement to support these claims or delete them. To the extent you keep the claims, clarify the type of experience.

Response: The Company has revised the Offering Statement to expand the profiles of our executive officers and directors included in the Section titled “Management-Executive Officers and Directors” beginning on page 50, and added a cross reference thereto in the Summary on page 1.

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6.	Provide support for your claim that your facility will be one of the largest in California and that California is one of the largest cannabis markets in the world.

Response: The Company has revised the disclosure in the summary on page 1 and elsewhere in the Offering Statement where applicable to include the basis for its claim that its facility will be one of the largest in California and the claim regarding California being one of the largest cannabis markets in the United States, which it has revised the Offering Statement to reference. Please be advised supplementally that the basis for the claim that its facility will be one of the largest in California is based on a review of publicly available data on the website of the applicable California regulatory agency.

Risks Related to Our Company, page 12.

7.	On pages 14 and 18, clarify whether you currently have any sole source or ‘key’ suppliers.

Response: The Company has revised the Offering Statement to include additional disclosure on pages 14 and 18 to clarify that Humboldt Standard is the Company’s sole source supplier of plant clones and to more fully describe the Company’s possible dependence on key suppliers or vendors. Please be advised supplementally that, consistent with the disclosures on page 18, management believes that no other supplier is sole-source or otherwise irreplaceable.

8.	We note the risk factor on page 17 that your bank accounts may not be fully insured. Revise to clarify the extent you plan to or are able to utilize banks to safeguard your funds where your product is illegal under federal law and banks are federally regulated, as noted in the risk factor on page 21.

Response: The Company has revised page 17 and page 21 to include additional disclosure and cross references to other relevant portions of the Offering Statement relating to the federal regulatory issues relating to cannabis banking.

9.	On page 19, clarify why you could be determined to have violated the requirement to file IRS form 8300 related to cash transactions greater than $10,000.

Response: The Company has revised the disclosure on page 19 to clarify why it could be determined that the Company violated the requirement to file IRS form 8300.

10.	Revise the risk factor on page 23 to clarify that your stock is a penny stock.

Response: The Company has revised the disclosure on page 23 to clarify that based on the anticipated proceeds of this offering, it expects to meet the net tangible asset requirement so that its securities will not be considered a penny stock, and that absent meeting the net tangible asset requirement or satisfying one of the other requirements, its securities would be considered penny stock.

11.	On page 27, you state that the exclusive forum provision contained in your by-laws does not apply to claims under the Securities Act and Exchange Act. However, Section 6.10 of your by-laws filed as Exhibit 2.2 does not include this limitation. If the exclusive forum provision in your by-laws does not apply to claims under the Securities Act and Exchange Act, please ensure that the governing document states this clearly or or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company has amended its by-laws to include this limitation to the exclusive forum provision contained in the Company’s by-laws. Amendment No. 1 to the bylaws are filed as Exhibit 2.3 to Amendment no. 1.

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Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

12.	We note here that you “intend[] to cultivate one full-grow outdoor cycle on up to approximately 67 acres starting in spring 2021 or as soon thereafter as possible." Update your plans given the current status of your license applications. Clarify at what point in 2021, if you have not reached a particular point (describing that point), this goal will no longer be achievable.

Response: The Company has revised the disclosure on pages 1, 28, 34, 36 and 43 to update and clarify its plans given the current status of its license applications and financing needs.

13.	Disclose the length of an outdoor grow cycle and an indoor greenhouse light-deprivation cycle on page 34. Provide the basis for your expected yields and expected sales prices.

Response: The Company has added disclosure on page 34 and elsewhere to disclose the length of an outdoor grow cycle and indoor greenhouse light deprivation cycle. Additionally, the Company has revised the disclosure on page 34 to clarify the basis for the Company’s expected yields. The Company has revised the disclose on page 35 and elsewhere to clarify the basis for the expected sales prices.

14.	File the Line of Credit agreement and the Europa Note as exhibits. Refer to Item 17.6 of Form 1-A.

Response: The Company filed the line of credit agreement and the related promissory notes, as well as the Europa promissory note as Exhibits to Amendment no. 1. See Exhibits 6.10, 6.11, 6.12 and 6.13.

Industry Background, page 39

15.	We note the disclosure on page 39 regarding how cannabis is believed to affect various systems of the human body to potentially treat a number of physical conditions and diseases. Please revise to disclose the effect of the United States Food and Drug Administration's regulation on your business, including any requirement for FDA approval of your products, the nature and duration of the FDA approval process, the status of your products in this approval process, regulation of the manufacturing and labeling of your products, post-market approval reporting and record keeping, and the regulation of the advertising and promotion of your products. Also include the sanctions for noncompliance with FDA regulation.

Response: The Company has revised the Offering Statement to include additional disclosure on pages 39 and 46 relating to FDA regulation and the sanctions for noncompliance with such FDA regulations.

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Our Business, page 42

16.	Please provide a chart of the ownership structure of your organization, including your subsidiary, and clarify the purpose for each of the various entities or tell us why this information is not material. Refer to Item 7(a)(1) of Form 1-A.

Response: The Company has included an organizational chart in the Section titled “Our Business” on page 42 and revised the disclosure to emphasize that Bar X is the Company’s only subsidiary.

17.	On pages 42-43, clarify the purpose or need behind the 279 provisional licenses, what the company is able to do with the Early Activation Permit, and whether the final County Permit has been issued. Clarify what the 150 licenses relate to that trigger the $5 million “lease payment” to Bar X. Revise to clarify why the company is confident it will be able to use the permits for which Bar X filed the applications.

Response: The Company has revised pages 42-43 to clarify the need for 275 provisional licenses, what the Company is able to with the Early Activation Permit, and whether the final County Permit has been issued. The Company has also included additional disclosure to clarify the rationale for the Success Fee, and why the Company is confident that Bar X will be able to use the permits for which it has applied.

Regulation, page 46

18.	Substantially revise this section to also address federal law, including the federal criminal laws applicable to your operations, in particular that cannabis is regulated under the Controlled Substances Act (“CSA”). Also address your requirement to comply with FDA regulation.

Response: The Company has revised page 46 to include additional disclosure and cross references related to federal cannabis regulations and FDA regulations.

Security Ownership of Management and Certain Securityholders, page 57

19.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Europa Group USA, LLC. Refer to Item 12(b)(2) of Form 1-A.

Response: The Company has revised pages 57 and 58 to identify the natural person who directly exercises sole voting and dispositive power with respect to the common stock held by Europa Group USA, LLC.

Notes to Financial Statements

Note 4 - Share Capital, page F-6

20.	We note that you acquired all of the equity interest of Bar X on February 5, 2021. Please provide the following for the Bar X acquisition:

●	Disclose your accounting treatment for the acquisition of Bar X and tell us the basis for your accounting treatment. Please address the guidance in ASC 805-10, 805-40, and any other applicable GAAP guidance.

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●	Tell us your consideration of accounting for the acquisition as a reverse recapitalization merger in which the transaction is accounted for as a capital transaction with the issuance of the company's stock for the net monetary assets of Bar X, accompanied by a recapitalization of the company. In this respect, we note that you appear to be a shell company which issued 33,000,000 shares (220,000,000 shares after the 6.667:1 stock dividend) of common stock to the shareholders of Bar X and you had no other shares outstanding at the time of the acquisition. Thus, the shareholders of Bar X appear to control the company after the acquisition.

●	If the transaction is considered a reverse recapitalization, it appears the historical financial statements would be the financial statements of Bar X with the historical stockholders' equity of Bar X being retroactively restated for the equivalent number of shares received in the transaction after giving effect to any difference in par value of the company's and Bar X's stock with an offset to paid-in capital. Also, please consider any changes that should be made to the Capitalization and Dilution tables on pages 29 and 30. If no changes are considered necessary for the Capitalization and Dilution tables, please tell us why.

●	If the transaction is not considered a reverse recapitalization, please provide Financial Statements of Bar X required by Rule 8-04 of Regulation S-X.

●	If the acquisition will be accounted for as a business combination, provide Pro Forma Financial Statements as described in Rule 8-05 of Regulation S-X.

Refer to Part F/S(c) and (b)(7)(iii) and (iv) of Form 1-A.

Response: The Company has revised the balance sheet and the notes to the financial statement to address the comments above.

Exhibits

21.	File copies of any written communications or broadcast script used under authorization of Rule 241 or 255, as required by Item 17.13 of Form 1-A.

Response: The Company has filed as exhibits to the Offering Statement two investor presentations used pursuant to Rule 255. See Exhibit 13.1 and Exhibit 13.2.

22.	Revise the legal opinion to clarify at what point the shares offered “will be validly issued, fully paid and non-assessable.”

Response: The legal opinion has been revised to clarify when the shares offered will be validly issued, fully paid and non-assessable and refiled as Exhibit 12.1.

If our responses result in any additional comments, please contact the undersigned.

Sincerely,

/s/ Neil M. Kaufman
Neil M. Kaufman

cc:	Jedediah Morris

Jacob Perry